 Exhibit 99.1

First Mining Announces the Submission of its Final Environmental Impact Statement / Environmental Assessment for the Springpole Gold Project

VANCOUVER, BC, Nov. 5, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the submission of the Final Environmental Impact Statement / Environmental Assessment ("Final EIS/EA") for the Springpole Gold Project (the "Project") in northwestern Ontario.

The Final EIS/EA submission marks a major procedural milestone in the advancement of the Project. It results from two and a half years of consultation and engagement since submitting the draft EIS/EA in May 2022. The Final EIS/EA incorporates over 14 years of research and data collection and includes several optimizations completed since the Pre-Feasibility Study that improve the Project's environmental and operational performance. The work assesses more than 20 environmental and socio-economic factors, a detailed analysis of the Project design, as well as proposed environmental mitigation measures and major benefits throughout the Project's lifecycle. The Project is being assessed by the Impact Assessment Agency of Canada ("IAAC") in accordance with the Canadian Environmental Assessment Act (CEAA, 2012) and by the Ministry of Environment Conservation and Parks ("MECP") under Ontario's Environmental Assessment Act.

"This is a major milestone for the Springpole Project," stated Dan Wilton, CEO of First Mining. "The team has worked across multiple scientific and engineering disciplines to achieve a sustainable Project that will both protect the environment and deliver tremendous socio-economic and infrastructure benefits to an underserviced region of Northwestern Ontario. Through advancements in Project designs, analysis shows that all regulatory requirements will be met by the Project, including fish habitat offsetting and water quality that will meet stringent Canadian Water Quality Guidelines during all phases of the Project. The input received from all parties during the draft EIS/EA review helped inform the optimizations made for the Final EIS/EA and the Company is appreciative of the contributors to that process. Through the creation of over 43,000 person-years of employment, over $2 billion in government revenue, and with the training, employment and business opportunities for local and Indigenous communities, Springpole is positioned to be the new economic engine for Northwestern Ontario".

First Mining is committed to on-going engagement with Indigenous communities to support local capacity needs and consultation processes to achieve mutual information sharing and understanding for the long term. The next step in the EIS/EA process involves a conformity review by the IAAC to confirm that the Final EIS/EA meets the EIS guidelines and a public comment period for the provincial and federal processes that is expected to close in Q1 2025. The complete EIS/EA process is anticipated to conclude in Q4 2025.

For more information, please visit: https://www.firstmininggold.com/springpole-ea

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a feasibility study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 05-NOV-24